[redacted]

SEC Mail Processing Section

MAR 02 2010

Washington, DC
122

SEC 10029035 MISSION

AN... PORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 56795 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B-7 Tabonuco Street, Suite 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Roig (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower, 268 Muñoz Rivera Avenue, San Juan PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Luis Roig

Financial Operations Principal
Title

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PR AS FINANCIAL OPERATIONS PRINCIPAL OF SANTNADER SECURITIES CORPORATION PERSONALLY KNOWN TO ME THIS 25th OF FEBRUARY 2010 IN SAN JUAN, PR.

Aff. -612-

Notary Public

MARJORIE HERNANDEZ NIEVES ABOGADA - NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 26, 2010

To the Board of Directors and Stockholder of
Santander Securities Corporation
San Juan, Puerto Rico

In planning and performing our audit of the consolidated financial statements of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander Bancorp) as of and for the year ended December 31,2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2473538
affixed to original.

PIETRANTONI MENDEZ & ALVAREZ LLP
BANCO POPULAR CENTER - 19TH FLOOR
209 MUÑOZ RIVERA AVENUE
SAN JUAN, PUERTO RICO 00918
SWITCHBOARD (787) 274-1212
TELECOPIER (787) 274-1470

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
122

January 22, 2010

Mr. Stephen Polimine
Senior Finance Coordinator
Financial Industry Regulatory Authority (FINRA)
20 Broad Street, 21st Floor
New York, NY 10005

Re: Santander Securities Corporation-Opinion under Appendix C to Rule 15c3-1 with respect to Santander Asset Management Corporation

Dear Mr. Polimine:

We are familiar with the organization, structure and general business activities of Santander Securities Corporation, a Puerto Rico corporation ("Santander Securities"). We are familiar, as well, with the organization, structure and general business activities of Santander Securities' wholly-owned subsidiary, Santander Asset Management Corporation, a Puerto Rico corporation ("SAM"). Santander Securities is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under Section 15(a)(1) of the Securities Exchange Act of 1934, as amended. SAM is registered as an investment adviser with the SEC under Section 202(a)(11) of the Investment Advisers Act of 1940, as amended. We have been requested by Santander Securities to furnish you with our opinion pursuant to paragraph (b)(2) of Appendix C to Rule 15c3-1 of the SEC with respect to Santander Securities' fiscal year ended December 31, 2009.

For purposes of this opinion, we have examined such corporate documents and records and reviewed such questions of law as we have deemed necessary or appropriate. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. As to any facts material to the opinion expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers of Santander Securities and SAM. Nothing has come to our attention in the course of our examination that would cause us to believe that any statement made in any document upon which we are relying in rendering this opinion is untrue in any material respect or to cause us to doubt the authenticity of any of the signatures on any such document.

We are members of the Bar of the Commonwealth of Puerto Rico and do not purport to be experts in, or express any opinion concerning, the laws of any jurisdiction other than laws of the Commonwealth of Puerto Rico and the federal laws of the United States of America.

Based upon the foregoing and subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or other similar laws affecting creditors' rights generally, we are of the opinion that an amount equal to the capital of SAM which exceeds the amount represented by the aggregate par value of the issued and outstanding shares of stock of SAM, may be caused by Santander Securities or a trustee appointed pursuant to the Securities Investor Protection Act of 1970, to be distributed to Santander Securities within 30 calendar days; that such distribution may be effected pursuant to authorization by the Board of Directors of SAM; and that, to our knowledge, on the date hereof: (i) there are no agreements between SAM and any other parties or classes of parties, including but not limited to customers, general creditors, subordinated lenders, employees, litigants or governmental or regulatory authorities which would delay or prevent such a distribution and (ii) there are no actions, suits or proceedings before or by any court or governmental agency or body now pending or threatened against SAM which would delay or prevent such a distribution.

Procedurally, the actions necessary to cause such a distribution to be made are as follows:

1. Santander Securities, as the sole shareholder of SAM, could request that the Board of Directors of SAM declare and make such a distribution on or prior to a specified date within such 30-day period.

2. The Board of Directors of SAM may hold a meeting on 24-hours notice or immediately if all of the directors attend or the non-attending directors execute a waiver of notice.[1]

3. Should the SAM directors fail to declare and pay the requested distribution timely, Santander Securities, as sole shareholder of SAM, could immediately remove such directors pursuant to a written consent to action, in accordance with Article 7.17(A) of the General Corporations Act of 2009 of the Commonwealth of Puerto Rico (the "Puerto Rico General Corporations Act"),[2] and elect new directors (who, we assume,

---

1 These notice and waiver of notice provisions are contained in Article I of SAM's By-Laws.

2 Article 7.17(A) permits any act that may be carried out in any annual or special meeting of shareholders to be carried out, without holding a meeting, without notification and without voting, if the shareholders who hold shares possessing the minimum number of votes necessary to authorize or carry out the act in a meeting in which all the shareholders with voting rights are present, exercise that right by executing and delivering to the corporation a written consent to action. Article TWELFTH of SAM's Certificate of Incorporation and Section 1.3.1 of SAM's By-Laws authorize removal of the members of the Board of Directors of SAM, with or without cause, at any time pursuant to (i) a vote of the holders of a majority of the shares of capital stock of SAM in a meeting called for such purpose or (ii) an instrument directing such removal addressed to the Board of Directors of SAM signed by the

would agree to such distribution) in their place, at a special meeting called for this purpose.

4. Santander Securities, as the sole shareholder of SAM, could waive notice of this special meeting and, as sole shareholder, only Santander Securities need attend.[3] Santander Securities could also at that point elect new directors by written consent to action without a special meeting of shareholders.

In view of the foregoing, the above-described distribution could be declared and made within 30 calendar days under the Puerto Rico General Corporations Act and the current by-laws and certificate of incorporation of SAM.

This opinion is based upon and subject to the further comments, assumptions, limitations, qualifications and exceptions set forth below:

1. This opinion letter is limited to the matters stated herein and no other opinions may be implied or inferred beyond the matters expressly stated herein.

2. This opinion letter is furnished by us as special counsel to Santander Securities Corporation, is solely for your benefit, and may not be relied upon by, or delivered or quoted to, any other person or entity without our prior written consent; provided, however, that nothing contained herein shall prohibit FINRA or any other regulatory or self-regulatory authority from using this opinion in connection with or arising out of its regulatory or self-regulatory activities.

3. We do not express any opinion or belief as to any financial or accounting matter.

---

holders of all the shares of SAM's issued and outstanding voting stock. Said Article TWELFTH is also in line with Article 4.01(K) of the Puerto Rico General Corporations Act which allows for the removal of directors by shareholders, with or without cause, since the Board of Directors of SAM is not classified in groups and no cumulative voting rights are authorized in SAM's Certificate of Incorporation or By-Laws.

[3] In this regard, Section 1.1.2 of SAM's By-Laws, provides that any vacancies in the Board may be filled by a majority vote of the shareholders of the corporation at the next annual meeting or any special meeting called for such purpose. Section 2.4 of SAM's By-Laws provides that "[n]o notice of any meeting of stockholders need be given to any stockholder who, in writing, executed and filed with the records of the meeting either before, on, or after the holding thereof, waives such notice." Section 2.5 of SAM's By-Laws provides further that "[w]henever the vote of the stockholders is required or permitted to be taken in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if all or the stockholders who would have been entitled to vote upon the corporate action if such meeting were held shall consent in writing to such action being taken."

4. We have relied upon the laws of the Commonwealth of Puerto Rico in effect as of the date of this opinion letter. The opinion expressed herein is as of the date hereof, and we assume no obligation to update or supplement our opinion to reflect any facts or circumstances or changes in the law that may come to our attention hereafter, or any changes in law, fact, or circumstances that may occur hereafter that would change the opinion expressed herein.

Very truly yours,

Pietrantoni Méndez & Alvarez LLP

c: Mr. Luis Roig
Mrs. Ana R. Suárez

216977

Santander Securities Corporation and Subsidiary

(A Wholly Owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition as of December 31, 2009, and Independent Auditors' Report (Public Document)

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation
San Juan, Puerto Rico

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company"), a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

Stamp No. 2473539
affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 31,860,860
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	47,870,810
OTHER RECEIVABLES	20,570,848
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — Net	3,269,307
GOODWILL	24,254,097
DUE FROM CLEARING BROKER	6,333,849
ADVISORY-SERVICING RIGHTS — Net	961,667
OTHER ASSETS	1,656,834
TOTAL	$ 136,878,272

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 13,959,001
Subordinated borrowings from Parent Company	55,000,000
Deferred income tax liability — net	2,995,775
Total liabilities	71,954,776
COMMITMENTS (Note 11)	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Additional paid-in capital	2,731,309
Retained earnings	38,192,187
Total stockholder's equity	64,923,496
TOTAL	$ 136,878,272

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business — Santander Securities Corporation and subsidiary (the "Company") are both Puerto Rico corporations. On December 30, 2003, the Company became a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), a 91% owned subsidiary of Banco Santander, S.A. ("Santander Spain"), as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L., a wholly owned subsidiary of Santander Spain. The Company provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates — In preparing the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value.

Furniture, Equipment and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation, which is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three to five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill — The Company accounts for goodwill in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC or the "Codification") Topic 350, *Intangibles — Goodwill and Other*. This topic addresses financial accounting and reporting for acquired goodwill and other intangibles. FASB ASC Topic 350 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This topic also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under FASB ASC Topic 350, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based in part on an independent assessment of the value of the Company's goodwill at October 1, 2009, management determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000, and no goodwill impairment has been recorded since such acquisition.

Intangible Assets — The Company acquired rights to serve as the investment advisor for various investments funds. These rights are considered finite-lived intangible assets, which are being amortized over the estimated life of each investment fund.

In accordance with the FASB ASC Topic 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change, which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investment with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

Recent Accounting Pronouncements That Affect the Company — The adoption of these accounting standards had the following impact on the Company's consolidated statements of income and financial condition:

- FASB ASC Topic 105, *The FASB Accounting Standard Codification™ and the Hierarchy of Generally Accepted Accounting Principles*. In June 2009, the FASB issued FASB ASC Topic 105, which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this FASB ASC Topic, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-SEC accounting literature not included in the Codification will become nonauthoritative. This FASB ASC Topic identifies the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with GAAP. Also, arranged these sources of GAAP in a hierarchy for users to apply accordingly. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. This FASB ASC Topic is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this topic did not have a material impact on the financial statements and disclosures.

- Accounting Standards Update (Update) No. 2009-12, *Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)*. In September 2009, the FASB issued an Update to amend the FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, for the fair value measurement of investments in certain entities that calculates net asset value per share (or its equivalent). The Update permits, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of this Update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of FASB ASC Topic 946, *Financial Services — Investment Companies*, as of the reporting entity's measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with FASB ASC Topic 820. The Update also requires disclosures by major category of investment about the attributes of investments within the scope of this Update, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in GAAP on investments in debt and equity securities in FASB ASC Topic 320, *Investments — Debt and Equity Securities*. The disclosures are required for all investments within the scope of this Update regardless of whether the fair value of the investment is measured using the practical expedient. This Update applies to all reporting entities that hold an investment that is required or permitted to be measured or disclosed at fair value on a recurring or nonrecurring basis and, as of the reporting entity's measurement date, if the investment meets certain criteria. This Update is effective for the interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. The adoption of this Update did not have a material impact on the consolidated financial statements and disclosures.

- FASB ASC Topic 855, *Subsequent Events*. In May 2009, the FASB issued FASB ASC Topic 855, which established general standards of accounting and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. In particular, this topic sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This FASB ASC Topic should be applied to the accounting and disclosure of

subsequent events. This FASB ASC Topic does not apply to subsequent events or transactions that are within the scope of other applicable accounting standards that provide different guidance on the accounting treatment for subsequent events or transactions. This FASB ASC Topic was effective for interim and annual periods ending after June 15, 2009, which was June 30, 2009, for the Company. The adoption of this topic did not have a material impact on the consolidated financial statements and disclosures.

The Company is evaluating the impact that the following recently issued accounting pronouncements may have on its consolidated financial statements and disclosures.

- FASB ASC Topic 810, *Consolidation*. In June 2009, the FASB issued FASB ASC Topic 810, which requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. This FASB ASC Topic requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. This FASB ASC Topic shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.

2. SECURITIES OWNED

Securities owned at December 31, 2009, carried at fair value, are as follows:

Puerto Rico government obligations, $12,168,005 maturing within one to five years, $4,153,887 maturing within five to 10 years, and $19,866,946 maturing after 10 years, generally at fixed rates ranging from 2.5% to 6.5%	$36,188,838
Corporate debt securities, $300,440 maturing within one to five years and $1,000,000 maturing after 10 years, generally fixed rates ranging from 0.70% to 6.00%	1,300,440
Mortgage-backed securities, $36,263 maturing within five to 10 years and $111,343 maturing after 10 years, generally at fixed rates ranging from 4.5% to 7.8%	147,606
Corporate equity securities	10,233,926
Total securities owned	$47,870,810

3. FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, which provides a framework for measuring fair value under GAAP.

Additionally, FASB ASC Topic 820 amended FASB ASC Topic 825, *Financial Instruments*, and, as such, the Company follows FASB ASC Topic 820 in determination of FASB ASC Topic 825 fair value disclosure amounts. The disclosures required under FASB ASC Topic 820 and FASB ASC Topic 825 have been included in this note.

Fair Value Hierarchy — FASB ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The topic describes three levels of inputs that may be used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include securities with quoted prices that are traded less frequently than exchange-traded instruments, securities and derivative contracts, and financial liabilities whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category may generally include certain mortgage-backed debt securities, corporate debt securities, and derivative contracts.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category may generally include certain Puerto Rico corporate debt securities, closed-ended funds, mortgage-backed securities, and certain derivative contracts.

Recurring Measurements — A presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2009, is as follows:

	Level 1	Level 2	Level 3	Total
Assets — securities owned	$ -	$39,610,930	$8,259,880	$47,870,810

Level 3 assets were 17.25% of total assets carried at fair value.

A reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

	Balance — January 1, 2009	Net Realized/Unrealized Gains (Losses) Included in Earnings	Net Realized/Unrealized Gains (Losses) Included in Other Comprehensive Income	Transfers in and/or Out of Level 3	Purchases, Issuances, and Settlements	Balance — December 31, 2009	Unrealized Gains (Losses) Still Held (2)
Securities owned (1)	$29,518,749	$(1,824,009)	$ -	$ -	$(19,434,860)	$8,259,880	$6,491

(1) Changes in fair value and gains and losses from sale of these instruments are recorded in other revenues. The amounts above do not include interest.

(2) Represents the amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at December 31, 2009.

Determination of Fair Value — The following is a description of the valuation methodologies used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (FASB ASC Topic 825). The estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due to clearing brokers, due from clearing brokers, accrued interest receivable and payable, other receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value and consist primarily of mortgage-backed securities, Puerto Rico government obligations, corporate debt, and equity securities. Fair value is generally based on quoted market prices. Level 1 securities owned include those identical securities traded in active markets. Level 2 securities owned include those securities for which market prices are not available and fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Level 2 trading securities primarily include Puerto Rico government obligations and Puerto Rico open-ended funds Level 3 trading securities primarily include Puerto Rico corporate debt securities and Puerto Rico fixed-income closed-end funds. At December 31, 2009, the majority of these instruments were valued based on dealer indicative quotes and recent trade activity.

The Company holds certain equity securities for which the net asset value is used for valuation purposes. The equity securities held by the Company have limited observable activity, therefore are classified within level 2 or 3 of the fair value hierarchy.

The table below summarizes those securities owned open-end and closed-end funds outstanding as of December 31, 2009 for which the Company uses the net asset value for valuation purposes.

	Fair Value	Redemptions Frecuency
Closed-End Funds (1)	$ 7,037,646	N/A
Open-End Fixed Income Funds (2)	1,644,909	Daily, Weekly
Open-End Equity Funds (3)	1,541,742	Daily
	$10,224,298	

(1) These funds seek to provide shareholders with a high level of current income consistent with the preservation of capital, its investment policies and prudent investment management. These funds will invest not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities. The fair value of the funds' investments, which include municipal securities - bonds issued by Puerto Rico and United States governments and agencies, mortgage-backed securities, corporate bonds and preferred stock, are obtained from third-party pricing services providers and by broker-dealers. Market inputs utilized in the pricing evaluation process include, primarily, all or some of the following: benchmark yields, reported trades, broker-dealers quotes, issuer spreads, two-sided markets, bid-offer price or spread, benchmark securities, bids, offers, reference data, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, and industry and economic events. Certain securities of the Fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the Investment Adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

(2) These funds seek to provide shareholders with a high level of current income consistent with the preservation of capital, its investment policies and prudent investment management. There are two funds under this category, one hold not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities, and the other hold not less than 20% of its assets in Puerto Rico securities and up to 80% in non-Puerto Rico securities. The fair value of the funds' investments, which include municipal securities - bonds issued by Puerto Rico and United States governments and agencies, mortgage-backed securities, corporate bonds and preferred stock, are obtained from third-party pricing services providers and by broker-dealers. Market inputs utilized in the pricing evaluation process include, primarily, all or some of the following: benchmark yields, reported trades, broker-dealers quotes, issuer spreads, two-sided markets, bid-offer price or spread, benchmark securities, bids, offers, reference data, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, and industry and economic events. Certain securities of the Fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the Investment Adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

(3) These funds seek to provide shareholders long-term growth of capital. These funds will invest up to 80% of its assets in common stock and other equity securities of U.S. and foreign companies with small, medium and large market capitalization, including exchanged-traded funds. One of the funds can also invest in alternative investments. Each fund will invest at least 20% of its assets in Puerto Rico securities. The fair value of the securities is determined on the basis of the valuations provided by dealers or independent pricing services. Equity securities are valued at the official closing price of, or the last reported sales price on, the exchange or market on which such securities are traded, as of the close of business on the day the securities are being valued, or lacking any sales, at the last available bid price. Certain securities of the Fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the Investment Adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For FASB ASC Topic 825 disclosures, the fair value is determined by discounting cash flows by market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Disclosures About Fair Value of Financial Instruments — The table below is a summary of fair value estimates as of December 31, 2009, for financial instruments, as defined by FASB ASC Topic 825, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Carrying Amount	Fair Value
Subordinated borrowings from Parent Company	$55,000,000	$55,128,318

4. OTHER RECEIVABLES

Other receivables consist primarily of non-interest-bearing advances resulting in notes receivable from employees under employment agreements with maturities that range from one to nine years.

5. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements at December 31, 2009, consist of the following:

Furniture and equipment	$2,118,293
Leasehold improvements	4,828,703
Total furniture, equipment and leasehold improvements	6,946,996
Less accumulated depreciation and amortization	3,677,689
Furniture, equipment and leasehold improvements — net	$3,269,307

6. **INTANGIBLES**

The advisory-servicing rights are related to the acquisition of the right to serve as the investment advisor for First Puerto Rico Growth and Income Fund, acquired on 2000, First Puerto Rico Tax-Exempt Fund, Inc., acquired in 2002, and for First Puerto Rico Growth and Income Fund Inc. and First Puerto Rico Daily Liquidity Fund Inc., acquired in December 2006 (collectively, the Funds). These intangible assets are being amortized over a 10-year estimated useful life of the Funds. Under the agreement the Company receives annual management fees from the Funds equal to a range of .4% to .5% of the Fund's average weekly net asset value.

The component of advisory-servicing rights at December 31, 2009 are as follows:

	Gross Amount	Accumulated Amortization	Impairment	Carrying Amount
Advisory-servicing rights	$3,050,000	$2,088,333	$ -	$961,667

7. **SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED-PARTY TRANSACTIONS**

The borrowings under subordination agreements with the Parent Company at December 31, 2009, amounted to $55,000,000 bearing interest at 1.23%, due on June 30, 2010. The accrued interest of such borrowing amounted to $1,881 as of December 31, 2009.

The subordinated borrowings described above, amounting to $55,000,000, are available for computing the minimum net capital requirements under the SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 10). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. **LONG-TERM INCENTIVE PLANS**

Santander Spain sponsors various nonqualified share-based compensation programs for certain of its employees and those of its subsidiaries, including the Company. All of these plans have been approved by the Board of Directors of the Company. A summary of each of the plans is as follows:

- A long-term incentive plan for certain eligible officers and key employees, which contains service, performance, and market conditions. This plan comprehends two cycles, one expiring in 2009 and another expiring in 2010. This plan provides for settlement in stock of Santander Spain to the

participants and is classified as an equity plan. Accordingly, the Company recognizes monthly compensation expense over the two- and three-year cycles and credits additional paid-in capital.

- A long-term incentive plan for certain eligible officers and key employees, which contains service, performance, and market conditions. This plan comprehends one cycle expiring in 2011. This plan provides for settlement in stock of Santander Spain to the participants and is classified as an equity plan. Accordingly, the Company recognizes monthly compensation expense and credits additional paid-in capital.

9. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 40.95%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

Under the Puerto Rico Income Tax Law, the Company and the Subsidiary are treated as separate taxable entities and are not entitled to file consolidated tax returns.

At December 31, 2009, the Company has recognized a deferred tax asset amounting to $2,751,531 mostly related to the long-term incentive plans and employee benefit plan and a deferred tax liability amounting to $5,747,306, which relates to the excess of the book basis over the tax basis of goodwill. The resulting net deferred tax liability of $2,995,775 is reported in the accompanying consolidated statement of financial condition.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits as of December 31, 2009, is as follows:

Balance — January 1, 2009	$ 1,474,309
Additions for tax positions of prior years	97,204
Lapse of statute of limitations	(655,609)
Balance — December 31, 2009	$ 915,904

Uncertain tax benefits are presented on the accounts payable and accrued expenses line of the accompanying consolidated statement of financial condition.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of approximately $112,440 at December 31, 2009.

10. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company, so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with

various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2009, the Company had net regulatory capital, as defined, of $56,922,505, which was $56,672,505 in excess of its required regulatory net capital.

11. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom will not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. As of December 31, 2009, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire in June 2014, November 2014 and November 2016. Rent expense charged to operations related to these leases amounted to $1,702,336 during 2009. The future minimum lease payments under these non-cancellable operating leases at December 31, 2009, are as follows:

Years Ending December 31	Amount
2010	$1,219,651
2011	1,224,599
2012	1,242,154
2013	1,384,415
2014	1,264,446
Thereafter	370,690
Total	$6,705,955

12. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. Under the Plan, the Company makes contributions to match 50% of employees' allowable contributions, as defined under the Internal Revenue Code of Puerto Rico. In addition, the Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the Plan amounted to $206,246 in 2009. The Company's contribution becomes 100% vested once the employee attains five years of service.

13. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 26, 2010, the date the consolidated financial statements were available to be issued. No recognized or unrecognized events require disclosure as significant subsequent events.

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